

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Alex Xu
Chief Financial Officer
Qifu Technology, Inc.
7/F Lujiazui Finance Plaza
No. 1217 Dongfang Road
Pudong New Area , Shanghai 200122
People's Republic of China

> **Re: Qifu Technology, Inc.**
> **Form 20-F for the Year Ended 2022**
> **Filed April 27, 2023**
> **File No. 001-38752**

Dear Alex Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended 2022

Introduction, page 1

1. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.

Risk Factors
Our business is subject to complex and evolving PRC laws regarding data privacy and cybersecurity, page 25

2. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide us your proposed disclosure in your response letter.

The PRC government's significant oversight and discretion over our business, page 53

3. Given the significant oversight and discretion of the government of the People's Republic of China (PRC) over the operations of your business, in future filings please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please include your proposed disclosure in your response letter.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 178

4. We note your statement that you reviewed the Company's register of members and public filings with shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

6. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for "Qifu Technology, Inc. or the VIEs." We also note that your disclosures on Exhibit 8.1 that indicate that you have consolidated foreign operating entities that are not included

in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
- With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

7. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge". Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson at 202-551-3364 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance